

December 8, 2020

Matthew DiLiberto
Chief Financial Officer
SL Green Realty Corp. and SL Green Operating Partnership, L.P.
420 Lexington Avenue
New York, NY 10170

> **Re: SL Green Realty Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **File No. 001-13199**
> ---
> **SL Green Operating Partnership, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **File No. 333-167793-02**

Dear Mr. DiLiberto:

 We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 3. Property Acquisitions, page 91

1. Please tell us how your acquisition of a majority and controlling 70.87% interest in 410 Tenth Avenue resulted in the recognition of a $67.6 million gain. Please address the following in your response:

   • Explain whether the acquisition was accounted for as a business combination or an asset acquisition and provide us with the basis for your conclusion.

- In your Form 10-Q for the quarterly period ended June 30, 2019, we note that you recorded a $67 million gain as a result of the acquisition of a majority and controlling interest in 460 West 34th Street. Clarify for us if this acquisition was related to your acquisition of a controlling interest in 410 Tenth Avenue.

Note 5. Debt and Preferred Equity Investments, page 93

2.   Please tell us how you considered the need to disclose the recorded balance in debt and preferred equity investments by risk level. Reference is made to ASC Topic 310-10-50-29.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Robert Telewicz, Accounting Branch Chief at (202) 551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction